Form 40-F
period 2019-07-31
HEXO Corp.
filed 2019-10-29
CIK 1690947

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: July 31, 2019

Commission File Number: 001-38781

HEXO CORP.
(Exact name of Registrant as specified in its charter)

ONTARIO	2833	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
	Classification
Incorporation or Organization)	Code Number)	Identification No.)

490 Boulevard Saint-Joseph, Suite 204
Gatineau, Québec
Canada J8Y 3Y7
1-(844) 406-1852
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
1015 15th Street N.W., Suite 1000
Washington, DC 20005
(202) 572-3100
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which
Registered:

Common Shares, no par value	HEXO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 256,981,753

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
[ X ] Yes        [   ] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
[X] Yes        [   ] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
[X] Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [   ]

 †  The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

HEXO Corp. (the “Company” or “HEXO”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this annual report on Form 40-F (this “Annual Report”) pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “HEXO”.

In this Annual Report, references to “we”, “our”, “us”, the “Company” or “HEXO”, mean HEXO Corp. and its wholly-owned subsidiaries, unless the context suggests otherwise.

FORWARD LOOKING STATEMENTS

This Annual Report includes or incorporates by reference certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”). Such statements can generally be identified by the use of forward-looking terminology such as “expect,” “likely”, “may,” “will,” “should,” “intend,” or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Forward-looking statements included or incorporated by reference in this Annual Report include, but are not limited to, statements with respect to:

  the competitive and business strategies of the Company;
  the intention to grow the business, operations and potential activities of the Company, including entering into joint ventures and leveraging the brands of third parties through joint ventures and partnerships;
  the ongoing expansion of the Company’s facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;
  the expansion of business activities, including potential acquisitions;
  the integration of our acquisition of Newstike Brands Ltd. into our operations;
  the expected production capacity of the Company;
  the expected sales mix of offered products;
  the development and authorization of new products, including cannabis edibles, topicals and extracts;
  the competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;
  the establishment of the Company’s Truss joint venture with Molson Coors Canada and the future impact thereof;
  the establishment of the Company’s HEXO MED joint venture with QNBS P.C. (formerly Qannabos) for the Company’s Eurozone processing, production and distribution centre in Greece and the future impact thereof;
  the expansion of the Company’s business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe, Latin America and other international jurisdictions;
  whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;
  the applicable laws, regulations and any amendments thereof;
  the Company’s ability to maintain its status as neither a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended nor an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended;
  the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;
  the filing of trademark and patent applications and the successful registration of same;
  the anticipated future gross margins of the Company’s operations; and
  the performance of the Company’s business and operations.

Forward-looking statements are based on our reasonable assumptions, estimates, internal and external analysis and opinions made considering our experience and perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable at the date that such statements are made. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, without limitation, the risks described under the heading “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended July 31, 2019. You should not place undue reliance on forward-looking statements included or incorporated by reference in this Annual Report.

The forward-looking statements included or incorporated by reference in this Annual Report are made only as of the date of this report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

NOTE TO UNITED STATES READERS:
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the SEC, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) and from practices prescribed by the Securities and Exchange Commission (“SEC”). Therefore, the Company’s financial statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on July 31, 2019 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3148.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended July 31, 2019 is filed as Exhibit 99.1 to this Annual Report, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended July 31, 2019, including the report of the independent auditors thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis for the year ended July 31, 2019 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, including providing reasonable assurance that material information is gathered and reported to management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to permit timely decisions regarding public disclosure.

As of the end of the period covered by this Annual Report, the Company, under the supervision of the CEO and CFO, carried out an evaluation of the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, because of the material weaknesses in our internal control over financial reporting described below, our disclosure controls and procedures were not effective as of July 31, 2019.

Management's Report on Internal Control over Financial Reporting

The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management, including the CEO and CFO, does not expect that the Company’s internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the Company’s reporting obligations in Canada and its obligations under Rule 13a-15(c) under the Exchange Act, management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of July 31, 2019, the end of the period covered by this Annual Report, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013). Based on this evaluation, management concluded that as at July 31, 2019, the Company’s internal control over financial reporting was not effective based on the material changes to the control environment and the material weaknesses in our internal control over financial reporting described below.

Material Changes to the Control Environment

During the period covered by this Annual Report, the Company continued to embark on a transformation project, enabled by a new end to end Enterprise Resource Planning (“ERP”) system. When completed, the project will provide an integrated system for inventory tracking and valuation from seed to sale. The project was launched in November 2017 to standardize and automate business processes and controls across the organization. As at July 31, 2019, the system’s Finance, Sales and Procurement processes were functional. It will continue to be rolled out for inventory tracking and processing throughout the fiscal year. The project is a major initiative that is utilizing third party consultants, and a solution designed specifically for the cannabis industry. The new ERP is intended to facilitate improved reporting and oversight and enhance internal controls over financial reporting.

Also, during the period were changes made to the Company’s inventory count process, procedures and estimate approach. Due to the significant increase in volume as the Company’s production levels rise, there were additional complexities added to this process. Additional resources were required to complete the inventory count including the reallocation of personnel from other departments and the use of third-party services. This inherently creates an increased risk environment in that less experienced personnel were involved in the process.

Identified Material Weaknesses and Remediation Plan

Complex Spreadsheet Controls

Management concluded that the Company did not implement and maintain effective controls surrounding complex spreadsheets. Spreadsheets are inherently prone to error due to the manual nature and increased risk of human error. The Company’s controls related to complex spreadsheets did not address all identified material risks associated with manual data entry, documentation of assumptions, completeness of data entry, and the accuracy of formulas.

The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of complex spreadsheet internal controls over financial reporting. The Company intends to move towards an ERP which possesses specific functionality to remove the manual nature and usage of complex spreadsheets in future periods.

Implementation of an ERP

The Company did not have effective information technology (IT) general controls over all operating systems, databases, and IT applications supporting financial reports. Accordingly, process-level automated controls and manual controls that were dependent upon the information derived from IT systems were also determined to be ineffective. The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of IT related internal controls over financial reporting. The Company intends to fully implement the ERP during fiscal 2020 and will only take reliance upon such controls once the appropriate level of testing is reached.

Inventory Count

The Company did not have effective controls around its year-end inventory count procedures, specifically with respect to its reconciliation of the ERP system due to the details outlined in the previous change to control environment section.

To further strengthen controls surrounding inventory, management has initiated or enhanced the following procedures:

  Segregation of duties to initiate work, production orders and inventory adjustments will be strengthened;
  Work, production orders and inventory adjustments will be reviewed and approved by the relevant supervisor;
  Further enhancements to the ERP inventory processing, tracking and reporting functionality and supporting work procedures in order to ensure their sustainability;
  Additional training, guidance and communications to internal teams and third-party inventory count providers regarding inventory management and count procedures.

Procurement

The Company did not maintain effective controls over the purchasing of capital goods and services, including the authorization of purchases, processing and payment of vendor invoices, the classification of various expenses and capitalization of assets.

To strengthen the controls surrounding the procurement process, management has initiated or enhanced the following procedures:

  Enhancements to the ERP’s purchasing functionality; including segregation of duties to initiate and release purchase orders;
  Additional training, guidance and communications to internal teams regarding the Company’s procurement policies and required adherence to the Governance Authority Matrix.

Financial Reporting

The Company did not maintain effective process level and management review controls over manual financial reporting processes and the application of IFRS and accounting measurements related to certain significant accounts and non-routine transactions.

To strengthen the controls surrounding the financial reporting process, management has initiated the following:

  Assessing the financial and accounting resources in order to identify the areas and functions that lack sufficient personnel and other resources.
  Hiring additional personnel, to be dedicated to the implementation, maintenance and monitoring of disclosure and financial controls, including our current efforts to recruit a Director of Finance; and,
  Engaging third-party advisors with appropriate expertise to assist in the application of complex accounting measurements and non-routine transactions.

No Attestation Report of the Registered Public Accounting Firm.

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm relating to the Company’s internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies. In addition, as an “emerging growth company” (as such term is defined in Rule 12b-2 under the Exchange Act), the Company is not required to provide such a report. The Company will be required to provide such an attestation report when it no longer qualifies as an emerging growth company.

Changes in Internal Control Over Financial Reporting

The Company is establishing and implementing controls over the integration of its material business acquisitions, investment in associates and joint ventures.

In addition to the implementation of an ERP system and other remediation efforts described above, the legalization of recreational cannabis in Canada during the first quarter of fiscal 2019 resulted in a significant change in the Company’s internal control over financial reporting for the year ended July 31, 2019. The Company expanded its business model and its revenue streams now include retail sales and business to business sales in the recreational cannabis market. New processes and controls have been designed, implemented and continue to be assessed with respect to the expansion of our business and revenue streams for internal control over financial reporting purposes.

Given the fast pace of ongoing expansion of the business, management has also performed additional account reconciliations and other analytical and substantive procedures to ensure reliable financial reporting and the preparation of financial statements in accordance with IFRS.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board”) is responsible for the Company’s corporate governance and has a separately-designated standing Human Resource and Corporate Governance Committee (the “HR&CG Committee”), and Audit Committee. The charters of each committee can be viewed on the Company’s corporate website at https://www.hexocorp.com/governance/. In addition, the Company’s Audit Committee Charter is attached as Schedule “A” to the Annual Information Form, which is filed as Exhibit 99.1 to this Annual Report.

Human Resource and Corporate Governance Committee

The Human Resource and Corporate Governance Committee has been appointed for the purpose of assisting the Board in fulfilling its oversight responsibilities for: (a) establishing the Company’s corporate governance policies and practices generally; (b) identifying and recommending to the Board individuals qualified to become members of the Board; (c) reviewing the composition, effectiveness and independence of the Board and its committees; (d) monitoring and reviewing compensation policies and practices and administering the Company’s share compensation plans, which is then to be presented to the Board for approval; and (e) reviewing compensation for the Chief Executive Officer and members of the Board, which is then to be approved or presented to the Board for approval. The HR&CG Committee annually assesses the skills and qualifications of directors and nominees to ensure the members of the Board have the requisite skills and qualifications to meet the current needs of the Company. The HR&CG Committee is comprised of Nathalie Bourque (Chair), Vincent Chiara and Jason Ewart. The Board has determined that all three members of the HR&CG Committee are independent, based on the criteria for independence prescribed by Section 303A.02 of the NYSE Listed Company Manual.

AUDIT COMMITTEE

The Board has established a separately-designated standing Audit Committee in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual for the purpose of overseeing the Company’s accounting and financial reporting processes and the audit of its annual financial statements.

The Audit Committee is comprised of Jason Ewart (Chair), Nathalie Bourque and Vincent Chiara. The Board has determined that the Audit Committee meets the composition requirements set forth by Section 303A.07 of the NYSE Listed Company Manual, and that each of the members of the Audit Committee is independent as determined under Rule 10A-3 under the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised in the Company’s financial statements.

The Board has determined that Jason Ewart qualifies as an “audit committee financial expert” (as defined in paragraph (8)(b) of General Instruction B to Form 40-F), has financial management expertise (pursuant to section 303A.07 of the NYSE Listed Company Manual) and is independent (as determined under Exchange Act Rule 10A-3 and section 303A.02 of the NYSE Listed Company Manual).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company’s external auditors, in accordance with applicable law. The Company also requires pre-approval of all audit services to be provided by its external auditors. All audit and non-audit services performed by the Company’s external auditors for the fiscal year ended July 31, 2019 were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS

The following table sets forth information regarding amounts billed to us by our independent auditor for each of our last two fiscal years ended July 31 in Canadian dollars:

	July 31, 2019	July 31, 2018
Audit Fees(1)	$949,933	$236,590
Audit-Related Fees(2)	$Nil	$Nil
Tax Fees(3)	$19,795	$22,475
All Other Fees	$Nil	$Nil

Notes:

(1)	Includes fees for the performance of the annual audit and quarterly reviews of the financial statements.
(2)	Denotes fees related to assurance services not inclusive in (1), in regard to the performance of the annual audit and quarterly reviews of the financial statements.
(3)	Includes fees for services related to assistance with tax returns and amalgamation assistance.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the section entitled “Off-Balance Sheet Arrangements and Contractual Obligations” at page 32 of the Company’s Management’s Discussion and Analysis for the year ended July 31, 2019 contained in Exhibit 99.3 to this Annual Report (which sections are incorporated by reference in this Annual Report) for a discussion of certain off-balance sheet arrangements.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of our directors, officers and employees and certain contractors. A copy of the Code is posted on the Company’s website at www.hexocorp.com/governance. The Code meets the requirements for a “code of ethics” within the meaning of paragraph 9(b) of General Instruction B to Form 40-F. No substantive amendments were made to the Code during the fiscal year ended July 31, 2019, and no waivers of the Code were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended July 31, 2019.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of July 31, 2019, information with respect to the Company’s known contractual obligations (in Cdn. thousands).

		Payments due by period

Contractual Obligations	Total	< 1 year	1-3 years	3-5 years	5+ years

Long Term Debt Obligations	34	3	31	-	-

Operating Lease Obligations	101,421	5,718	10,450	10,035	75,218

Purchase Obligations	39,828	39,828	-	-	-

Total	141,283	45,549	10,481	10,035	75,218

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended July 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE CORPORATE GOVERNANCE

The Company complies with corporate governance requirements of both the TSX and the NYSE. As a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, the Company is not required to comply with all of the corporate governance requirements of the NYSE; however, the Company adopts best practices consistent with domestic NYSE listed companies when appropriate to its circumstances.

The Company has reviewed the NYSE corporate governance requirements and confirms that, except as described below, the Company is in compliance with the NYSE corporate governance standards in all significant respects:

Shareholder Meeting Quorum Requirement: The NYSE is of the opinion that the quorum required for any meeting of shareholders should be sufficiently high to ensure a representative vote. The Company’s quorum requirement is set forth in its Articles. A quorum for shareholders’ meeting, section 9.12 of By-Law No. 1 provides all of the shareholders or two shareholders, whichever number be the lesser (personally present or represented by proxy), shall constitute a quorum of any meeting of any class of shareholders. This is consistent with the laws, customs and practices in Canada.

Proxy Delivery Requirement: The NYSE requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirement: The NYSE requires shareholder approval for issuances of common shares, or any securities convertible or exercisable into common shares:

(a)

to directors, officers or substantial security holders of the Company (each, a “Related Party”), a subsidiary, affiliate or other closely-related person of a Related Party or any company or entity in which a Related Party has a substantial interest, where the number of common shares, or the number of common shares into which the securities are convertible or exercisable, exceeds either (i) 1% of the outstanding common shares before the issuance; or (ii) 1% of the voting power of the outstanding common shares before the issuance, in either case except for substantial security holders paying cash and full book and market value for less than 5% of the number of common shares and voting power outstanding before the issuance;

(b)

the common shares, or the number of common shares into which the securities are convertible or exercisable, constitute at least (i) 20% of the voting power of the outstanding common shares before the issuance; or (ii) 20% of the outstanding common shares before the issuance, in either case except for public offerings of common shares for cash and private financings involving sales of common shares at a price, or securities convertible or exercisable into common shares with a conversion or exercise price, of at least the market values of the common shares; and

(c)	where the issuance would result in a change of control of the Company.

The Company will follow TSX rules for shareholder approval of new issuances of its common shares, in lieu of the foregoing requirements of the NYSE. Following TSX rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the listed issuer; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer, during any six-month period, and has not been negotiated at arm's length. Shareholder approval is also required, pursuant to TSX rules, in the case of private placements: (a) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (b) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period. The rules of the TSX also require shareholder approval in connection with an acquisition by a listed issuer where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer that are outstanding, on a non-diluted basis.

Equity Compensation Plans: The NYSE also requires shareholder approval of all plans or other arrangements that provide for equity securities as compensation to employees, directors or service providers, and any material revisions to such plans or arrangements, except for certain plans and arrangements, including:

(a)	those plans or arrangements allowing employees, directors or service providers to buy such securities on the open market or from the Company for current fair market value;

(b)	grants of options or other equity-based compensation as a material inducement upon hiring or to new employees in connection with a merger or acquisition; and

(c)	conversions, replacements or adjustments of outstanding options or other equity compensation awards to reflect a merger or acquisition.

The TSX requires shareholder approval of all security based compensation arrangements, and any material amendments to such arrangements, except for arrangements used as an inducement to persons or companies not previously employed by and not previously an insider of the listed issuer, provided that: (i) such persons or companies enter into a contract of full time employment as an officer of the listed issuer; and (ii) the number of securities made issuable to such persons or companies during any twelve month period does not exceed in aggregate 2% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date the exemption is first used during such twelve month period. Such shareholder approval is required when the security-based arrangement is instituted and every three years thereafter if the arrangement does not have a fixed maximum aggregate of securities issuable. The TSX considers a security-based compensation arrangement to be any compensation or incentive mechanism involving the issuance from treasury or potential issuance from treasury of securities of a listed issuer.

Insiders of a listed issuer that are entitled to receive a benefit under a security-based compensation arrangement are not eligible to vote their securities in respect of the shareholder approval required by the TSX unless such security-based compensation arrangement contains an “insider participation limit”. An “insider participation limit” is a provision typically found in security-based compensation arrangements which limits the number of a listed issuer’s securities: (i) issued to insiders of the listed issuer, within any one-year period; and (ii) issuable to insiders of the listed issuer at any time, to 10% of the listed issuer’s total issued and outstanding securities.

For the purposes of security-based compensation arrangements, the definition of “insider” would include the CEO, CFO, all directors of the listed issuer and its major subsidiaries, any person responsible for a principal business unit, division or function, and any shareholder that has beneficial ownership or control or direction over, more than 10% of the issued and outstanding common shares of the listed issuer. The Company obtains shareholder approval of its equity compensation plans in accordance with applicable rules and regulations of the TSX.

Compensation and Corporate Governance Committee Independence Requirement: The NYSE requires listed companies to have a compensation committee and a nominating/corporate governance committee, each of which must be composed entirely of independent directors, as determined using the criteria prescribed by Section 303A.02 of the NYSE Listed Company Manual. The NYSE rules permit listed companies to allocate the responsibilities of the compensation and nominating/corporate governance committees to committees of their own denomination provided that the committees are composed entirely of independent directors.

The Company has a separately-designated standing Human Resource and Corporate Governance Committee. The Board has determined that all three members of the Human Resource and Corporate Governance Committee (Nathalie Bourque (Chair), Vincent Chiara and Jason Ewart) are independent.

The foregoing is consistent with the laws, customs and practices in Canada.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO CORP.

Date: October 29, 2019	/s/ Sebastien St-Louis
Name: Sebastien St-Louis
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Annual Information Form for the year ended July 31, 2019

99.2	Audited Consolidated Financial Statements for the year ended July 31, 2019 together with the report of the independent auditors thereon

99.3	Management’s Discussion and Analysis for the year ended July 31, 2019

99.4	Certificate of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of MNP LLP

99.9	Annual Report for the year ended July 31, 2019

101.INS*	XBRL Instance

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

* To be filed by amendment.