Form 40-F/A
period 2019-07-31
HEXO Corp.
filed 2019-10-31
CIK 1690947

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

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
[X] Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

EXPLANATORY NOTE

This Amendment No. 1 on Form 40-F/A (this "Amendment") amends the Annual Report on Form 40-F of HEXO Corp. (the "Company") originally filed with the Securities and Exchange Commission ("SEC") on October 29, 2019 (the "Original Annual Report") in order to (i) file amended audited consolidated financial statements of the Company for the year ended July 31, 2019 to include a reclassification between operating activities and financing activities within the Consolidated Statement of Cash Flows, (ii) file an amended Management’s Discussion and Analysis for the year ended March 31, 2019 to make certain conforming changes based on the aforementioned amendment to the audited consolidated financial statements, and (iii) file an amended Annual Report for the year ended July 31, 2019 based on the amendments described in (i) and (ii).

Additionally, pursuant to the rules of the SEC, this Amendment also contains (i) new certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (ii) new certifications required by Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act, and (iii) a new consent from the Company’s independent registered public accounting firm.

Other than as discussed above and expressly set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the Original Annual Report nor does this Amendment reflect any events that have occurred after the Original Annual Report was filed. Accordingly, this Amendment should be read in conjunction with the Original Annual Report.

AUDITED ANNUAL FINANCIAL STATEMENTS

The amended audited consolidated financial statements of the Company for the year ended July 31, 2019, including the report of the independent auditors thereon, are filed as Exhibit 99.2 to this Amendment, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s amended Management’s Discussion and Analysis for the year ended July 31, 2019 is filed as Exhibit 99.3 to this Amendment, and is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the section entitled "Off-Balance Sheet Arrangements and Contractual Obligations" at page 32 of the Company’s amended Management’s Discussion and Analysis for the year ended July 31, 2019 contained in Exhibit 99.3 to this Amendment (which sections are incorporated by reference in this Amendment) for a discussion of certain off-balance sheet arrangements.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO CORP.

Date: October 31, 2019	/s/ Sebastien St-Louis
Name: Sebastien St-Louis
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Exhibit Description
No.
99.1**	Annual Information Form for the year ended July 31, 2019
99.2	Audited Consolidated Financial Statements for the year ended July 31, 2019 together with the report of the independent auditors thereon
99.3	Management’s Discussion and Analysis for the year ended July 31, 2019
99.4	Certificate of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of MNP LLP
99.9	Annual Report for the year ended July 31, 2019
101.INS*	XBRL Instance
101.SCH*	XBRL Taxonomy Extension Schema
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	XBRL Taxonomy Extension Definition Linkbase
101.LAB*	XBRL Taxonomy Extension Label Linkbase
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

* To be filed by amendment.
** As previously filed