Form 40-F/A
period 2019-07-31
HEXO Corp.
filed 2019-11-15
CIK 1690947

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 2)

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

This Amendment No. 2 to Form 40-F (the “Form 40-F/A”) for the year ended July 31, 2019 is being filed to furnish the Company’s financial statements for the fiscal year ended July 31, 2019 formatted in eXtensible Business Reporting Language (“XBRL”). In accordance with the policy of the Securities and Exchange Commission (the “Commission”) stated in Release No. 33-9002, we are filing this Form 40-F/A within the 30-day period available to first-time XBRL filers following the filing of our No.1 Form 40-F/A, as filed with the Commission on October 31, 2019.

Other than as discussed above and expressly set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the No.1 40-F/A nor does this Amendment reflect any events that have occurred after its filing date October 31, 2019. Accordingly, this Amendment should be read in conjunction with the No.1 Form 40-F/A.

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

HEXO CORP.

Date: November 15, 2019	/s/ Sebastien St-Louis
Name: Sebastien St-Louis
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Exhibit Description
No.
99.1*	Annual Information Form for the year ended July 31, 2019
99.2	Audited Consolidated Financial Statements for the year ended July 31, 2019 together with the report of the independent auditors thereon
99.3	Management’s Discussion and Analysis for the year ended July 31, 2019
99.4	Certificate of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of MNP LLP
99.9	Annual Report for the year ended July 31, 2019
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

* As previously filed