Form 40-F/A
period 2019-07-31
HEXO Corp.
filed 2020-01-02
CIK 1690947

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 4)

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: July 31, 2019

Commission File Number: 001-38781

HEXO CORP.
(Exact name of Registrant as specified in its charter)

ONTARIO	2833	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code Number)	Identification No.)

3000 Solandt Rd
Ottawa, Ontario
Canada K2K 2X2
1-(866) 438-8429
(Address and telephone number of Registrant's principal executive offices)

CT Corporation System
1015 15th Street N.W., Suite 1000
Washington, DC 20005
(202) 572-3100
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:

Common Shares, no par value	HEXO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ ] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 256,981,753

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes [   ] No

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

This Amendment No. 4 (this "Amendment") to the Annual Report on Form 40-F of HEXO Corp. (the "Company")  for the year ended July 31, 2019 (the "Form 40-F")  is being filed solely to include the interactive data filing exhibits, which were omitted from Amendment No. 3 to the Form 40-F pursuant to the temporary hardship exemption provided by Rule 201(c) of Regulation S-T.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO CORP.

Date: January 2, 2020	/s/ Sebastien St-Louis
Name: Sebastien St-Louis
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1*	Annual Information Form for the year ended July 31, 2019

99.2 *	Restated audited consolidated financial statements for the year ended July 31, 2019 together with the report of the independent auditors thereon

99.3*	Amended Management's Discussion and Analysis for the year ended July 31, 2019

99.4*	Certificate of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.5*	Certificate of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.6*	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7*	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8*	Consent of MNP LLP

99.9*	Amended Annual Report for the year ended July 31, 2019

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

* As previously filed