Form 40-F/A
HEXO Corp.
filed 2020-01-02
CIK 1690947

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 3)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: July 31, 2019

Commission File Number: 001-38781

HEXO CORP.

(Exact name of Registrant as specified in its charter)

ONTARIO	2833	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3000 Solandt Rd

Ottawa, Ontario

Canada K2K 2X2

1-(866) 438-8429

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3100

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:
Common Shares, no par value	HEXO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☒ Audited Annual Financial Statements

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

    ☒  Yes                 ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

    ☒  Yes                 ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

☒  Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

EXPLANATORY NOTE

This Amendment No. 3 on Form 40-F/A (this “Amendment”) for the year ended July 31, 2019 is being filed for the purpose of (i) filing restated audited annual consolidated financial statements of HEXO Corp. (the “Company”) for the fiscal year ended July 31, 2019 to correct identified errors in the Company’s financial statements for the fiscal year ended July 31, 2019 included in the Company’s previously filed Form 40-F for the year ended July 31, 2019, as amended prior hereto (the “Prior Filing”), (ii) filing the related amended Management’s Discussion and Analysis for the fiscal year ended July 31, 2019, and (iii) filing an amended Annual Report for the year ended July 31, 2019 based on the restatement and amendment described in (i) and (ii). Dollar amounts are in expressed in thousands of Canadian dollars.

The deferred tax liability was overstated as at July 31, 2019, as it was not offset by a deferred tax asset relating to a tax loss generated in one subsidiary against a deferred tax liability generated by a separate subsidiary. Due to the two tax positions existing in two separate entities, the Company’s original position was that they could not be offset or reduce one another. The applicable subsidiaries were amalgamated on August 1, 2019. The correction of this error resulted in a reduction of the deferred tax liability and deficit, by $14,373, as at July 31, 2019. Additionally, net loss for the year ended July 31, 2019 was overstated by $14,373.

In assessing the financial impact of subsequent events, the Company has also adjusted the audited annual consolidated financial statements for the estimated fair market value of its cannabis trim based inventory due to new and available third-party information resulting in an increased impairment on inventory of $2,417. These corrections are noted in the ‘Adjustments’ column in the restated audited annual consolidated financial statements accompanying this Amendment.

Additionally, pursuant to the rules of the U.S. Securities and Exchange Commission, this Amendment also contains (i) new certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) new certifications required by Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act, and (iii) a new consent from the Company’s independent registered public accounting firm.

Other than as discussed above and expressly set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the Prior Filing nor does this Amendment reflect any events that have occurred after the filing date of the Prior Filing or November 13, 2019. The filing of this Amendment shall not be deemed an admission that the Prior Filing, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

RESTATED AUDITED ANNUAL FINANCIAL STATEMENTS

The restated audited consolidated financial statements of the Company for the year ended July 31, 2019, including the report of the independent auditors thereon, are filed as Exhibit 99.2 to this Amendment, and are incorporated by reference herein.

AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s amended Management’s Discussion and Analysis for the year ended July 31, 2019 is filed as Exhibit 99.3 to this Amendment, and is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the section entitled “Off-Balance Sheet Arrangements and Contractual Obligations” at page 30 of the Company’s amended Management’s Discussion and Analysis for the year ended July 31, 2019 contained in Exhibit 99.3 to this Amendment (which sections are incorporated by reference in this Amendment) for a discussion of certain off-balance sheet arrangements.

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

HEXO CORP.

Date: December 31, 2019	/s/ Sebastien St-Louis
Name: Sebastien St-Louis
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1**	Annual Information Form for the year ended July 31, 2019

99.2	Restated audited consolidated financial statements for the year ended July 31, 2019 together with the report of the independent auditors thereon

99.3	Amended Management’s Discussion and Analysis for the year ended July 31, 2019

99.4	Certificate of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of MNP LLP

99.9	Amended Annual Report for the year ended July 31, 2019

99.10	Rule 201(c) of Regulation S-T Legend

101.INS*	XBRL Instance

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

*	To be filed by amendment pursuant to the temporary hardship exemption provided by Rule 201(c) of Regulation S-T.
**	As previously filed