Form 40-F/A
period 2019-07-31
HEXO Corp.
filed 2020-03-23
CIK 1690947

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 5)

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

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:
Common Shares, no par value	HEXO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

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

☒  Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

EXPLANATORY NOTE

This Amendment No. 5 on Form 40-F/A (this “Amendment”) for the year ended July 31, 2019 is being filed for the purpose of filing an amended Management’s Discussion and Analysis of HEXO Corp. (the “Company”) for the fiscal year ended July 31, 2019 (the “Amended MD&A”), following a continuous disclosure review by the Ontario Securities Commission of the Company’s Management’s Discussion and Analysis for the year ended July 31, 2019 included in the Company’s previously filed Form 40-F for the year ended July 31, 2019, as amended prior hereto (the “Prior Filing”).

In particular, among other changes, the Amended MD&A has been revised:

•

to clarify and provide additional disclosure about the Company’s facilities including its plans for the facilities, the status of facilities including construction and licensing, and incurred and expected additional capital expenditures in respect of the facilities;

•

to clarify and provide additional disclosure regarding the Company’s impairments and write-offs of inventory, including related events, risks, and uncertainties that the Company reasonably believes may materially affect its future performance;

•

to clarify and provide additional disclosure regarding the Company’s supply contract with Quebec’s Société québécoise du cannabis (the “SQDC”) including details of the Company’s right under the contract for the sale of 20,000 kg to the SQDC during the first year of the contract;

•	to provide additional disclosure about how the Company has used proceeds from certain financings;

•	to clarify and provide additional disclosure regarding the Company’s use of non-IFRS financial measures; and

•

to clarify that the suspension of operations at the Company’s Niagara, Ontario facility in October 2019 was completed, as previously disclosed by the Company, as part of its cost-cutting measures to rightsize its operations given current market conditions and over-capacity in the market and with a view to profitability and sustainability.

Additionally, pursuant to the rules of the U.S. Securities and Exchange Commission (“SEC”), this Amendment also contains (i) new certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) new certifications required by Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act.

Other than as discussed above and expressly set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the Prior Filing nor does this Amendment reflect any events that have occurred after the filing date of the Prior Filing. The filing of this Amendment shall not be deemed an admission that the Prior Filing, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s amended Management’s Discussion and Analysis for the fiscal year ended July 31, 2019 is filed as Exhibit 99.3 to this Amendment, and is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the section entitled “Off-Balance Sheet Arrangements and Contractual Obligations” at page 36 of the Company’s amended Management’s Discussion and Analysis for the year ended July 31, 2019 contained in Exhibit 99.3 to this Amendment (which sections are incorporated by reference in this Amendment) for a discussion of certain off-balance sheet arrangements.

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

HEXO CORP.

Date: March 20, 2020	/s/ Sebastien St-Louis
Name: Sebastien St-Louis
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1*	Annual Information Form for the year ended July 31, 2019

99.2*	Restated audited consolidated financial statements for the year ended July 31, 2019 together with the report of the independent auditors thereon

99.3	Amended Management’s Discussion and Analysis for the year ended July 31, 2019

99.4	Certificate of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8*	Consent of MNP LLP

99.9*	Amended Annual Report for the year ended July 31, 2019

101.INS*	XBRL Instance

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

*	As previously filed