Form 40-F
period 2020-07-31
HEXO Corp.
filed 2020-10-30
CIK 1690947

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[  ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: July 31, 2020

Commission File Number: 001-38781

HEXO CORP.
(Exact name of Registrant as specified in its charter)

ONTARIO	2833	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code Number)	Identification No.)

3000 Solandt Road,

Ontario, Ontario

Canada, K2K 2X2
1-(844) 406-1852
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 482,465,748

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
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
[X]  Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

HEXO Corp. (the "Company" or "HEXO") is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this annual report on Form 40-F (this "Annual Report") pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

The Company's common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "HEXO".

In this Annual Report, references to "we", "our", "us", the "Company" or "HEXO", mean HEXO Corp. and its wholly-owned subsidiaries, unless the context suggests otherwise.

FORWARD LOOKING STATEMENTS

This Annual Report includes or incorporates by reference certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements"). Such statements can generally be identified by the use of forward-looking terminology such as "expect," "likely", "may," "will," "should," "intend," or "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Forward-looking statements included or incorporated by reference in this Annual Report include, but are not limited to, statements with respect to:

  the competitive and business strategies of the Company;
  the intention to grow the business, operations and potential activities of the Company, including entering into joint ventures and partnerships and leveraging the brands of third parties through joint ventures and partnerships;
  the ongoing expansion of the Company's facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;
  the expansion of business activities, including potential acquisitions;
  the expected production capacity of the Company;
  the expected sales mix of offered products;
  the development of new products, including cannabis edibles, beverages and extract products ("cannabis derivatives");
  the competitive conditions of the industry, including the Company's ability to maintain or grow its market share;
  the establishment of the Company's Truss business ventures with Molson Coors and the future impact thereof;
  the expansion of the Company's business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe and other international jurisdictions;
  whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;
  the applicable laws, regulations and any amendments thereof;
  the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;
  the anticipated future gross margins of the Company's operations;
  the performance of the Company's business and operations;
  the Company's ability to remain listed on the NYSE and the impact of any actions it may be required to take to remain listed; and
  the impact of the COVID-19 coronavirus pandemic on the operations of the Company.

Such statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond management control. We have based these forward-looking statements on our current expectations about future events and certain assumptions including, but not limited to:

  the Company's ability to implement its growth strategies;
  the Company's ability to complete the conversion, improvements or buildout of its owned and leased facilities on time and on budget;
  the Company's competitive advantages;
  the Company's ability to obtain and maintain financing on acceptable terms;
  the impact of competition;
  the changes and trends in the cannabis industry;
  changes in laws, rules and regulations;
  the Company's ability to maintain and renew required licences;
  the Company's ability to maintain good business relationships with its customers, distributors and other strategic partners;
  the Company's ability to keep pace with changing consumer preferences;
  the Company's ability to protect intellectual property;
  the Company's ability to manage and integrate acquisitions;
  the Company's ability to retain key personnel; and
  the absence of material adverse changes in the industry or global economy.

Forward-looking statements are based on our reasonable assumptions, estimates, internal and external analysis and opinions made considering our experience and perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable at the date that such statements are made. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, without limitation, the risks described under the heading "Risk Factors" in the Company's Annual Information Form for the fiscal year ended July 31, 2020. You should not place undue reliance on forward-looking statements included or incorporated by reference in this Annual Report.

The forward-looking statements included or incorporated by reference in this Annual Report are made only as of the date of this report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

NOTE TO UNITED STATES READERS:
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the SEC, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP") and from practices prescribed by the Securities and Exchange Commission ("SEC"). Therefore, the Company's financial statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on July 31, 2020 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3404.

ANNUAL INFORMATION FORM

The Company's Annual Information Form for the fiscal year ended July 31, 2020 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended July 31, 2020, including the report of the independent auditors thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's Management's Discussion and Analysis for the year ended July 31, 2020 (the "2020 MD&A") is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, including providing reasonable assurance that material information is gathered and reported to management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), to permit timely decisions regarding public disclosure.

As of the end of the period covered by this Annual Report, the Company, under the supervision of the CEO and CFO, carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that our disclosure controls and procedures were not effective as of July 31, 2020. This conclusion primarily reflects the identification of the material weaknesses in our internal control over financial reporting described below, which we regard as an integral part of our disclosure controls and procedures.

Management's Report on Internal Control over Financial Reporting

The information provided in the section entitled "Internal Controls over Financial Reporting" contained in the 2020 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

No Attestation Report of the Registered Public Accounting Firm.

This Annual Report does not include an attestation report of the Company's independent registered public accounting firm relating to the Company's internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies. In addition, as an "emerging growth company" (as such term is defined in Rule 12b-2 under the Exchange Act), the Company is not required to provide such a report. The Company will be required to provide such an attestation report when it no longer qualifies as an emerging growth company.

Changes in Internal Control Over Financial Reporting

The information provided in the section entitled "Internal Controls over Financial Reporting" contained in the 2020 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

CORPORATE GOVERNANCE

The Company's Board of Directors (the "Board") is responsible for the Company's corporate governance and has a separately-designated standing Human Resource and Corporate Governance Committee (the "HR&CG Committee"), and Audit Committee. The charters of each committee can be viewed on the Company's corporate website at https://www.hexocorp.com/governance/. In addition, the Company's Audit Committee Charter is attached as Schedule "A" to the Annual Information Form, which is filed as Exhibit 99.1 to this Annual Report.

Human Resource and Corporate Governance Committee

The HR&CG Committee has been appointed for the purpose of assisting the Board in fulfilling its oversight responsibilities for: (a) establishing the Company's corporate governance policies and practices generally; (b) identifying and recommending to the Board individuals qualified to become members of the Board; (c) reviewing the composition, effectiveness and independence of the Board and its committees; (d) monitoring and reviewing compensation policies and practices and administering the Company's share compensation plans, which is then to be presented to the Board for approval; and (e) reviewing compensation for the CEO and members of the Board, which is then to be approved or presented to the Board for approval. The HR&CG Committee annually assesses the skills and qualifications of directors and nominees to ensure the members of the Board have the requisite skills and qualifications to meet the current needs of the Company. The HR&CG Committee is comprised of Adam Miron (Chair), Vincent Chiara and Jason Ewart. The Board has determined that Messrs. Chiara and Ewart are independent, based on the criteria for independence prescribed by Section 303A.02 of the NYSE Listed Company Manual, while Mr. Miron is not independent due to his previous positions as an employee and executive officer of the Company within the last three years.

AUDIT COMMITTEE

The Board has established a separately-designated standing Audit Committee in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual for the purpose of overseeing the Company's accounting and financial reporting processes and the audit of its annual financial statements.

The Audit Committee is comprised of Jason Ewart (Chair), Vincent Chiara, Michael Munzar and Emilio Imbroglio. The Board has determined that the Audit Committee meets the composition requirements set forth by Section 303A.07 of the NYSE Listed Company Manual, and that each of the members of the Audit Committee is independent as determined under Rule 10A-3 under the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised in the Company's financial statements.

The Board has determined that Jason Ewart qualifies as an "audit committee financial expert" (as defined in paragraph (8)(b) of General Instruction B to Form 40-F), has financial management expertise (pursuant to section 303A.07 of the NYSE Listed Company Manual) and is independent (as determined under Exchange Act Rule 10A-3 and section 303A.02 of the NYSE Listed Company Manual).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITOR

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company's external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company's external auditors, in accordance with applicable law. The Company also requires pre-approval of all audit services to be provided by its external auditors. All audit and non-audit services performed by the Company's external auditors for the fiscal year ended July 31, 2020 were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS

The following table sets forth information regarding amounts billed to us by our independent auditor PricewaterhouseCoopers LLC for each of our last two fiscal years ended July 31 in thousands of Canadian dollars:

	July 31, 2020	July 31, 2019
Audit Fees(1)	$740	$Nil
Audit-Related Fees(2)	$34	$Nil
Tax Fees	$Nil	$Nil
All Other Fees(3)	$226	$Nil

Notes:

(1) Includes fees for the performance of the annual audit and quarterly reviews of the financial statements.

(2) Denotes fees related to assurance and translation services not included in (1), in regard to the performance of the annual audit and quarterly reviews of the financial statements.

(3) Includes fees for services related to prospectus and supplement review and regulatory reviews.

The following table sets forth information regarding amounts billed to us by our former independent auditor MNP LLP for each of our last two fiscal years ended July 31 in thousands of Canadian dollars:

	July 31, 2020	July 31, 2019
Audit Fees(1)	$243	$950
Audit-Related Fees(2)	$Nil	$Nil
Tax Fees	$Nil	$20
All Other Fees(3)	$144	$Nil

Notes:

(1) Includes fees for the performance of quarterly reviews of the financial statements.

(2) Denotes fees related to assurance services not included in (1), in regard to the performance of the annual audit and quarterly reviews of the financial statements.

(3) Includes fees for services related to assistance with prospectus and supplement review, accounting advisory and business acquisition report review.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the section entitled "Off-Balance Sheet Arrangements and Contractual Obligations" of the Company's Management's Discussion and Analysis for the year ended July 31, 2020 contained in Exhibit 99.3 to this Annual Report (which sections are incorporated by reference in this Annual Report) for a discussion of certain off-balance sheet arrangements.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the "Code") that applies to all of our directors, officers and employees and certain contractors. A copy of the Code is posted on the Company's website at www.hexocorp.com/governance. The Code meets the requirements for a "code of ethics" within the meaning of paragraph 9(b) of General Instruction B to Form 40-F. No substantive amendments were made to the Code during the fiscal year ended July 31, 2020, and no waivers of the Code were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended July 31, 2020.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of July 31, 2020, information with respect to the Company's known contractual obligations (in Cdn. thousands).

	Payments due by period

Contractual Obligations	Total	< 1 year	1-3 years	3-5 years	5+ years

Long Term Debt Obligations	30,625	3,500	27,125	-	-

Operating Lease Obligations	90,359	8,470	16,875	14,658	50,356

Purchase Obligations	22,043	20,412	1,451	180	-

Total	143,027	32,382	45,451	14,838	50,356

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended July 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE CORPORATE GOVERNANCE

The Company complies with corporate governance requirements of both the TSX and the NYSE. As a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, the Company is not required to comply with all of the corporate governance requirements of the NYSE; however, the Company adopts best practices consistent with domestic NYSE listed companies when appropriate to its circumstances.

The Company has reviewed the NYSE corporate governance requirements and confirms that, except as described below, the Company is in compliance with the NYSE corporate governance standards in all significant respects:

Shareholder Meeting Quorum Requirement: The NYSE is of the opinion that the quorum required for any meeting of shareholders should be sufficiently high to ensure a representative vote. The Company's quorum requirement is set forth in its Articles. A quorum for shareholders' meeting, section 9.12 of By-Law No. 1 provides all of the shareholders or two shareholders, whichever number be the lesser (personally present or represented by proxy), shall constitute a quorum of any meeting of any class of shareholders. This is consistent with the laws, customs and practices in Canada.

Proxy Delivery Requirement: The NYSE requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirement: The NYSE requires shareholder approval for issuances of common shares, or any securities convertible or exercisable into common shares:

(a) to directors, officers or substantial security holders of the Company (each, a "Related Party"), a subsidiary, affiliate or other closely-related person of a Related Party or any company or entity in which a Related Party has a substantial interest, where the number of common shares, or the number of common shares into which the securities are convertible or exercisable, exceeds either (i) 1% of the outstanding common shares before the issuance; or (ii) 1% of the voting power of the outstanding common shares before the issuance, in either case except for substantial security holders paying cash and full book and market value for less than 5% of the number of common shares and voting power outstanding before the issuance;

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

Insiders of a listed issuer that are entitled to receive a benefit under a security-based compensation arrangement are not eligible to vote their securities in respect of the shareholder approval required by the TSX unless such security-based compensation arrangement contains an "insider participation limit". An "insider participation limit" is a provision typically found in security-based compensation arrangements which limits the number of a listed issuer's securities: (i) issued to insiders of the listed issuer, within any one-year period; and (ii) issuable to insiders of the listed issuer at any time, to 10% of the listed issuer's total issued and outstanding securities.

For the purposes of security-based compensation arrangements, the definition of "insider" would include the CEO, CFO, all directors of the listed issuer and its major subsidiaries, any person responsible for a principal business unit, division or function, and any shareholder that has beneficial ownership or control or direction over, more than 10% of the issued and outstanding common shares of the listed issuer. The Company obtains shareholder approval of its equity compensation plans in accordance with applicable rules and regulations of the TSX.

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

The Company has a separately-designated standing Human Resource and Corporate Governance Committee (i.e., the HR&CG Committee). The Board has determined that two of the three members of the HR&CG Committee are independent as Messrs. Chiara and Ewart are independent, based on the criteria for independence prescribed by Section 303A.02 of the NYSE Listed Company Manual, while Mr. Miron is not independent due to his previous positions as an employee and executive officer of the Company within the last three years

The foregoing is consistent with the laws, customs and practices in Canada.

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

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company's agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO CORP.

Date: October 29, 2020	/s/ Sebastien St-Louis
Name: Sebastien St-Louis
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Annual Information Form for the year ended July 31, 2020

99.2	Audited Consolidated Financial Statements for the year ended July 31, 2020 together with the report of the independent auditors thereon

99.3	Management's Discussion and Analysis for the year ended July 31, 2020

99.4	Certificate of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PwC LLP

99.9	Consent of MNP LLP

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase