Form 40-F
period 2021-07-31
HEXO Corp.
filed 2021-10-29
CIK 1690947

UNITEDSTATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: July 31, 2021

Commission File Number: 001-38781

HEXO CORP.
(Exact name of Registrant as specified in its charter)

ONTARIO	2833	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

120 Chemin de la Rive,

Gatineau, Quebec

Canada, J8M 1V2
1-(844) 406-1852
(Address and telephone number of Registrant's principal executive offices)

CT Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3100

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:

Common Shares, no par value	HEXO	NASDAQ Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form                                  [X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 152,645,946

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
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
[ ] Emerging growth company

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [X]

EXPLANATORY NOTE

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

The Company's common shares are listed on the Toronto Stock Exchange and the NASDAQ Stock Market under the trading symbol "HEXO". The Company transferred its listing from the New York Stock Exchange to the Nasdaq Global Select Market ("Nasdaq") in August 2021.

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
  the expansion of business activities, including current and potential acquisitions;
  the Company's acquisition of Zenabis Global Inc. and the future impact thereof;
  the Company's acquisition of 48North Cannabis Corp. and the future impact thereof;
  the Company's acquisition of Redecan and the future impact thereof;
  the expected sales mix of offered products;
  the development and authorization of new products, including cannabis edibles, beverages and extract products ("cannabis derivatives"), and the timing of launch of such new products;
  the competitive conditions of the industry, including the Company's ability to maintain or grow its market share;
  the Company's Truss and Truss CBD USA business ventures with Molson Coors and the future impact thereof;
  the Company's Keystone Isolation Technologies business venture and the future impact thereof;
  the expansion of the Company's business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe and other international jurisdictions;
  the event of a default event and whether the Company has the ability to fund arising obligations;
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
  securities class action and other litigation to which the Company is subject; and
  the impact of the COVID-19 coronavirus pandemic on the operations of the Company.

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
  the Company's competitive advantages;
  the development of new products and product formats for the Company's products;
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

  the Company's ability to retain key personnel; and
  the absence of material adverse changes in the industry or global economy, including as a result of the COVID-19 pandemic.

Although any forward-looking statements contained in this Annual Report are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators.

Applicable risks and uncertainties include, but are not limited to, those identified: under the heading "Risk Factors" in each of the Company's Management's Discussion & Analysis for the year ended July 31, 2021 (the "2021 MD&A"), attached hereto as Exhibit 99.3 and under the heading "Risk Factors" in the Company's Annual Information Form for the year ended July 31, 2021 (the "2021 AIF"), attached hereto as Exhibit 99.1, and all of the foregoing incorporated herein by reference, and in other filings that the Company has made and may make with applicable securities authorities in the future. All forward-looking information is provided as of the date of this Annual Report. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

NOTE TO UNITED STATES READERS:
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the Securities and Exchange Commission ("SEC"), to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP"). Therefore, the Company's financial statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on July 31, 2021 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.2462.

ANNUAL INFORMATION FORM

The 2021 AIF is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended July 31, 2021, including the report of the independent auditors thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The 2021 MD&A is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

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

As of the end of the period covered by this Annual Report, the Company, under the supervision of the CEO and CFO, carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that our disclosure controls and procedures were not effective as of July 31, 2021. This conclusion primarily reflects the identification of the material weaknesses in our internal control over financial reporting described below, which we regard as an integral part of our disclosure controls and procedures.

Management's Report on Internal Control over Financial Reporting

The information provided in the section entitled "Management's Annual Report on Internal Controls over Financial Reporting" contained in the 2021 MD&A filed as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

Auditor's Attestation Report

The Company ceased to be an "emerging growth company" as defined in section 3(a) of the Exchange Act effective July 31, 2021. Accordingly, the Company's internal control over financial reporting as of July 31, 2021, has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, who also audited the Company's consolidated financial statements for the year ended July 31, 2021. PwC LLP's attestation report on the Company's internal control over financial reporting as of July 31, 2021, is included in the Company's Audited Consolidated Financial Statements incorporated herein by reference (Exhibit 99.2).

Changes in Internal Control Over Financial Reporting

The information provided in the section entitled "Internal Controls over Financial Reporting" contained in the 2021 MD&A filed as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

CORPORATE GOVERNANCE

The Company's Board of Directors (the "Board") is responsible for the Company's corporate governance and has a separately-designated standing Environmental, Social and Corporate Governance Committee (the "ESG Committee"), and Audit Committee. The charters of each committee can be viewed on the Company's corporate website at https://www.hexocorp.com/governance/. In addition, the Company's Audit Committee Charter is attached as Schedule "A" to the Annual Information Form, which is filed as Exhibit 99.1 to this Annual Report.

Environmental, Social and Corporate Governance Committee

The ESG Committee has been appointed for the purpose of assisting the Board in fulfilling its oversight responsibilities for: (a) establishing the Company's corporate governance policies and practices generally; (b) identifying and recommending to the Board individuals qualified to become members of the Board; (c) reviewing the composition, effectiveness and independence of the Board and its committees; (d) monitoring and reviewing compensation policies and practices and administering the Company's share compensation plans, which is then to be presented to the Board for approval; and (e) reviewing compensation for the CEO and members of the Board, which is then to be approved or presented to the Board for approval. The ESG Committee annually assesses the skills and qualifications of directors and nominees to ensure the members of the Board have the requisite skills and qualifications to meet the current needs of the Company. The ESG Committee is comprised of Rose Marie Gage (Chair), Vincent Chiara, Adam Miron and Jason Ewart. The Board has determined that Messrs. Chiara and Ewart and Ms. Gage are independent, based on the criteria for independence prescribed by Nasdaq Marketplace Rules, while Mr. Miron is not independent due to his previous positions as an employee and executive officer of the Company within the last three years.

AUDIT COMMITTEE

The Board has established a separately-designated standing Audit Committee in accordance with the requirements of the Exchange Act and Nasdaq Marketplace Rules for the purpose of overseeing the Company's accounting and financial reporting processes and the audit of its annual financial statements.

The Audit Committee is comprised of Jason Ewart (Chair), Vincent Chiara, Michael Munzar and Emilio Imbroglio. The Board has determined that the Audit Committee meets the composition requirements set forth in the Nasdaq Marketplace Rules, and that each of the members of the Audit Committee satisfies all applicable independence requirements under the Exchange Act and Nasdaq Marketplace Rules. All four members of the Audit Committee are able to read and understand the Company's fundamental financial statements, including the Company's balance sheet, statement of operations, and cash flow statement.

The Board has determined that Jason Ewart qualifies as an "audit committee financial expert" (as defined in paragraph (8)(b) of General Instruction B to Form 40-F) and is financially sophisticated for purposes of the Nasdaq Marketplace Rules.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITOR

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company's external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company's external auditors, in accordance with applicable law. The Company also requires pre-approval of all audit services to be provided by its external auditors. All audit and non-audit services performed by the Company's external auditors for the fiscal year ended July 31, 2021 were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS

The following table sets forth information regarding amounts billed to us by our independent auditor PricewaterhouseCoopers LLC for each of our last two fiscal years ended July 31 in thousands of Canadian dollars:

	July 31, 2021	July 31, 2020
Audit Fees(1)	$2,391(4)(5)	$740
Audit-Related Fees(2)	$55	$34
Tax Fees	$Nil	$Nil
All Other Fees(3)	$874	$226

Notes:

(1) Includes fees for the performance of the annual audit and quarterly reviews of the financial statements.

(2) Denotes fees related to assurance and translation services not included in (1), in regard to the performance of the annual audit and quarterly reviews of the financial statements.

(3) Includes fees for services related to prospectus and supplement reviews, regulatory reviews and certain M&A activity.

(4) Inclusive of SOX integrated audit fees.

(5) Inclusive of $610 fiscal year 2020 audit fees.

The following table sets forth information regarding amounts billed to us by our former independent auditor MNP LLP for each of our last two fiscal years ended July 31 in thousands of Canadian dollars:

	July 31, 2021	July 31, 2020
Audit Fees	$Nil	$243
Audit-Related Fees	$Nil	$Nil
Tax Fees	$Nil	$Nil
All Other Fees(1)	$162	$144

Notes:

(1) Includes fees for services related to prospectus and supplement reviews, and certain financial services related to business acquisition activities.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the section entitled "Off-Balance Sheet Arrangements and Contractual Obligations" of the Company's Management's Discussion and Analysis for the year ended July 31, 2021 contained in Exhibit 99.3 to this Annual Report (which sections are incorporated by reference in this Annual Report) for a discussion of certain off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company's schedule of commitments for the next five fiscal years are provided in the section entitled "Commitments" contained in the 2021 MD&A filed as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended July 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the "Code") that applies to all of our directors, officers and employees and certain contractors. A copy of the Code is posted on the Company's website at www.hexocorp.com/governance. The Code meets the requirements for a "code of ethics" within the meaning of paragraph 9(b) of General Instruction B to Form 40-F. No substantive amendments were made to the Code during the fiscal year ended July 31, 2021, and no waivers of the Code were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended July 31, 2021.

NASDAQ CORPORATE GOVERNANCE

The Company complies with corporate governance requirements of both the TSX and Nasdaq. Nasdaq Marketplace Rules permit a foreign private issuer to follow its home country practice in lieu of the Nasdaq corporate governance requirements if such issuer, amongst other requirements, makes appropriate disclosure in its annual report filed with the SEC relating to each requirement of Rule 5600 that it does not follow, including a brief statement of the home country practice it follows in lieu of such Nasdaq corporate governance requirements.

The Company has reviewed the Nasdaq corporate governance requirements and confirms that, except as described below, the Company is in compliance with the Nasdaq corporate governance standards in all significant respects:

Shareholder Meeting Quorum Requirement: Nasdaq Marketplace Rules require that each listed company provide for a quorum for any meeting of the holders of the listed company's common stock that is not less than 33 1/3% of the listed company's outstanding shares of common stock entitled to vote.  The Company's quorum requirement is set forth in its Articles. A quorum for shareholders' meeting, section 9.12 of By-Law No. 1 provides all of the shareholders or two shareholders, whichever number be the lesser (personally present or represented by proxy), shall constitute a quorum of any meeting of any class of shareholders. This is consistent with the laws, customs and practices in Canada.

Proxy Delivery Requirement: Nasdaq Marketplace Rules require a listed company that is not a limited partnership to solicit proxies and provide proxy statements for all meetings of shareholders, and also to provide copies of such proxy solicitation materials to Nasdaq. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirement: Nasdaq Marketplace Rules require shareholder approval for issuances of common shares, or any securities convertible or exercisable into common shares:

 (a) in connection with the acquisition of the stock or assets of another company

(i) where, due to the present or potential issuance of common shares (including shares issued pursuant to an earn-out or similar type of provision, or securities convertible into or exercisable for common shares) other than a public offering for cash:

A. the common shares constitute or will upon issuance constitute at least 20% of the voting power outstanding before the issuance of the common shares (or, if applicable before the issuance of the securities convertible into or exercisable for common shares); or

B. the common shares constitute or will upon issuance constitute at least 20% of the number of common shares outstanding before the issuance; or

(ii) if any director, officer or Substantial Shareholder (as defined by Rule 5635(e)(3) of the Nasdaq Marketplace Rules) of the listed company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the target company or assets to be acquired, or in the consideration to be paid in the transaction or series of related transactions, and the present or potential issuance of common shares, or securities convertible into or exercisable for common shares, could result in an increase of 5% or more in the outstanding common shares or voting power of the listed company;

(b) where the common shares sold (or the number of common shares into which the securities sold are convertible or exercisable), either alone or together with sales by officers, directors or Substantial Shareholders of the listed company, constitute at least

(i) 20% of the outstanding common shares before the issuance, or

(ii) 20% of the voting power of the outstanding common shares before the issuance,

in either case except for (A) public offerings of common shares for cash, and (B) transactions involving the sale, issuance or potential issuance of common shares at a price, or securities convertible or exercisable into common shares with a conversion or exercise price, that is greater than or equal to the lesser of (1) the last closing price immediately preceding the signing of a binding agreement, and (2) the average closing price of the common shares on Nasdaq for the five trading days immediately preceding the signing of the binding agreement; and

(c) where the issuance would result in a change of control of the listed company.

The Company will follow TSX rules for shareholder approval of new issuances of its common shares, in lieu of the foregoing requirements of Nasdaq. Following TSX rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the listed issuer; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer, during any six-month period, and has not been negotiated at arm's length. Shareholder approval is also required, pursuant to TSX rules, in the case of private placements: (a) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (b) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period. The rules of the TSX also require shareholder approval in connection with an acquisition by a listed issuer where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer that are outstanding, on a non-diluted basis.

Equity Compensation Plans: Nasdaq Marketplace Rules require shareholder approval of all plans or other arrangements that provide for equity securities as compensation to employees, directors or service providers, and any material revisions to such plans or arrangements, except for certain plans and arrangements, including:

(a) stock purchase plans available on equal terms to all security holders of the listed company (such as a typical dividend reinvestment plan);

(b) tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided that such plans are approved by the listed company's independent compensation committee or a majority of the company's independent directors;

(c) those plans or arrangements allowing employees, directors or service providers to buy such securities on the open market or from the Company for current fair market value;

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

Director Independence Requirements: The Nasdaq Marketplace Rules require listed companies to have a compensation committee composed entirely of independent directors and to have director nominations approved by a majority of the Board's independent directors or a nominating/corporate governance committee comprised solely of independent directors. In each case, independence is determined in using the criteria set forth in Nasdaq Marketplace Rules.

The Company has a separately-designated standing ESG Committee. The Board has determined that three of the four members of the ESG Committee (Messrs. Chiara and Ewart and Ms. Gage) are independent, based on the criteria for independence prescribed by Nasdaq Marketplace Rules, while Mr. Miron is not independent due to his previous positions as an employee and executive officer of the Company within the last three years.

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

Registrant:	HEXO CORP.

Date: October 29, 2021	/s/ Dr. Michael Munzar
Name: Dr. Michael Munzar
Title: Chairman and acting in the capacity of the Chief Executive Officer
Subsidiary Guarantor:	HEXO OPERATIONS INC.

Date: October 29, 2021	/s/ Dr. Michael Munzar
Name: Dr. Michael Munzar
Title: Chairman and acting in the capacity of the Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Annual Information Form for the year ended July 31, 2021

99.2	Audited Consolidated Financial Statements for the year ended July 31, 2021 together with the report of the independent auditors thereon

99.3	Management's Discussion and Analysis for the year ended July 31, 2021

99.4	Certificate of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PwC LLP

101.INS	Inline XBRL Instance

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)