Form 40-F
period 2022-07-31
HEXO Corp.
filed 2022-11-01
CIK 1690947

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: July 31, 2022

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 600,988,447

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
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

FORWARD LOOKING STATEMENTS

This Annual Report includes or incorporates by reference certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements"). Such statements can generally be identified by the use of forward-looking terminology such as "expect," "likely", "may," "will," "should," "intend," or "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Forward-looking statements included or incorporated by reference in this Annual Report include, but are not limited to, statements with respect to:

● the Company's ability to implement its revised business strategy and realize the intended cost savings and benefits;

● whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

● the Company's ability to manage and integrate acquisitions;

● the expansion of the Company's business, operations and potential activities outside of the Canadian market, including but not limited to the U.S.;

● the development of new products and product formats for the Company's products;

● the Company's ability to obtain and maintain financing on acceptable terms;

● whether the Company has the ability to fund arising obligations;

● the impact of competition;

● the Company's Truss and Truss CBD USA business ventures with Molson Coors and the future impact thereof;

● the changes and trends in the cannabis industry;

● changes in laws, rules and regulations;

● the Company's ability to maintain and renew required licences;

● the Company's ability to maintain good business relationships with its customers, distributors and other strategic partners;

● the Company's ability to protect intellectual property;

● the Company's ability to retain key personnel;

● securities class action and other litigation to which the Company is subject; and

● the absence of material adverse changes in the industry or global economy, including as a result of the COVID-19 pandemic.

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

Applicable risks and uncertainties include, but are not limited to, those identified: under the heading "Risk Factors" in each of the Company's Management's Discussion & Analysis for the year ended July 31, 2022 (the "2022 MD&A"), attached hereto as Exhibit 99.3 and under the heading "Risk Factors" in the Company's Annual Information Form for the year ended July 31, 2022 (the "2022 AIF"), attached hereto as Exhibit 99.1, and all of the foregoing incorporated herein by reference, and in other filings that the Company has made and may make with applicable securities authorities in the future. All forward-looking information is provided as of the date of this Annual Report. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on July 29, 2022 (the final banking day of the fiscal year) based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.2824.

ANNUAL INFORMATION FORM

The 2022 AIF is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended July 31, 2022, including the report of the independent auditors thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The 2022 MD&A is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

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

As of the end of the period covered by this Annual Report, the Company, under the supervision of the CEO and CFO, carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that our disclosure controls and procedures were not effective as of July 31, 2022. This conclusion primarily reflects the identification of the material weaknesses in our internal control over financial reporting described below, which we regard as an integral part of our disclosure controls and procedures.

Management's Report on Internal Control over Financial Reporting

The information provided in the section entitled "Management's Annual Report on Internal Controls over Financial Reporting" contained in the 2022 MD&A filed as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

Auditor's Attestation Report

The Company's internal control over financial reporting as of July 31, 2022, has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, who also audited the Company's consolidated financial statements for the year ended July 31, 2022. PricewaterhouseCoopers LLP's attestation report on the Company's internal control over financial reporting as of July 31, 2022, is included in the Company's Audited Consolidated Financial Statements incorporated herein by reference (Exhibit 99.2).

Changes in Internal Control Over Financial Reporting

The information provided in the section entitled "Internal Controls over Financial Reporting" contained in the 2022 MD&A filed as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

CORPORATE GOVERNANCE

The Company's Board of Directors (the "Board") is responsible for the Company's corporate governance and has a separately-designated standing Environmental, Social and Corporate Governance Committee (the "ESG Committee"), and Audit Committee. The charters of each committee can be viewed on the Company's corporate website at https://www.hexocorp.com/governance/. In addition, the Company's Audit Committee Charter is attached as Schedule "A" to the Annual Information Form, which is filed as Exhibit 99.1 to this Annual Report.  The Board is committed to diversity and has three female and six male directors, including two directors from underrepresented populations in Canada.  The director diversity matrix required by Nasdaq Rule 5606 is available on our corporate governance website.

Environmental, Social and Governance Committee

The ESG Committee has been appointed for the purpose of assisting the Board in (a) fulfilling its oversight responsibilities for the Company's corporate governance policies and practices generally; (b) identifying and recommending to the Board individuals qualified to become members of the Board; (c) reviewing the composition, effectiveness and independence of the Board and its committees; (d) monitoring and reviewing compensation policies and practices and administering the Company's share compensation plans, which is then to be presented to the Board for approval; and (e) reviewing compensation for the CEO and members of the Board, which is then to be approved or presented to the Board for approval. The ESG Committee annually assesses the skills and qualifications of directors and nominees to ensure the members of the Board have the requisite skills and qualifications to meet the current needs of the Company. The ESG Committee is comprised of Rose Marie Gage (Chair), Peter Montour, Rob Godfrey and Helene Fortin. The Board has determined that Mesdames. Gage and Fortin and Messrs. Montour and Godfrey and are independent, based on the criteria for independence prescribed by Nasdaq Marketplace Rules.

AUDIT COMMITTEE

The Board has established a separately-designated standing Audit Committee in accordance with the requirements of the Exchange Act and Nasdaq Marketplace Rules for the purpose of overseeing the Company's accounting and financial reporting processes and the audit of its annual financial statements.

The Audit Committee is comprised of Helen Fortin (Chair), Vincent Chiara and Rose Marie Gage. The Board has determined that the Audit Committee meets the composition requirements set forth in the Nasdaq Marketplace Rules, and that each of the members of the Audit Committee satisfies all applicable independence requirements under the Exchange Act and Nasdaq Marketplace Rules. All three members of the Audit Committee are able to read and understand the Company's fundamental financial statements, including the Company's balance sheet, statement of operations, and cash flow statement.

The Board has determined that Helene Fortin qualifies as an "audit committee financial expert" (as defined in paragraph (8)(b) of General Instruction B to Form 40-F) and is financially sophisticated for purposes of the Nasdaq Marketplace Rules.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITOR

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company's external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company's external auditors, in accordance with applicable law. The Company also requires pre-approval of all audit services to be provided by its external auditors. All audit and non-audit services performed by the Company's external auditors for the fiscal year ended July 31, 2022 were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS

The following table sets forth information regarding amounts billed to us by our independent auditor PricewaterhouseCoopers LLP (PCAOB Firm ID: 271) for each of our last two fiscal years ended July 31 in thousands of Canadian dollars:

	July 31, 2022	July 31, 2021
Audit Fees(1)(4)	$5,791(5)	$2,391
Audit-Related Fees(2)(3)	$257	$452
Tax Fees	$Nil	$Nil
All Other Fees	$121	$477

Notes:

(1) Includes fees for the performance of the annual audit and quarterly reviews of the financial statements.

(2) Denotes fees related to assurance and translation services not included in (1), in regard to the performance of the annual audit and quarterly reviews of the financial statements.

(3) Includes fees for services related to prospectus and supplement reviews, and M&A due diligence activity. Amounts for 2021 have been adjusted by $397 for fees previously presented in All Other Fees.

(4) Inclusive of SOX integrated audit fees.

(5) Inclusive $1,414 of 2021 audit fees.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the section entitled "Off-Balance Sheet Arrangements and Contractual Obligations" of the Company's Management's Discussion and Analysis for the year ended July 31, 2022 contained in Exhibit 99.3 to this Annual Report (which sections are incorporated by reference in this Annual Report) for a discussion of certain off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company's schedule of commitments for the next five fiscal years are provided in the section entitled "Commitments" contained in the 2022 MD&A filed as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended July 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the "Code") that applies to all of our directors, officers and employees and certain contractors. A copy of the Code is posted on the Company's website at www.hexocorp.com/governance. The Code meets the requirements for a "code of ethics" within the meaning of paragraph 9(b) of General Instruction B to Form 40-F. No substantive amendments were made to the Code during the fiscal year ended July 31, 2022, and no waivers of the Code were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended July 31, 2022.

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

(ii) 2 0% of the voting power of the outstanding common shares before the issuance,

in either case except for (A) public offerings of common shares for cash, and (B) transactions involving the sale, issuance or potential issuance of common shares at a price, or securities convertible or exercisable into common shares with a conversion or exercise price, that is greater than or equal to the lesser of (1) the last closing price immediately preceding the signing of a binding agreement, and (2) the average closing price of the common shares on Nasdaq for the five trading days immediately preceding the signing of the binding agreement; and

(c) where the issuance would result in a change of control of the listed company.

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

The Company has a separately-designated standing ESG Committee. The Board has determined that all four members of the ESG Committee (Mesdames. Gage and Fortin and Messrs. Montour and Godfrey) are independent, based on the criteria for independence prescribed by Nasdaq Marketplace Rules.

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

Registrant:	HEXO CORP.

Date: October 31, 2022	/s/ Charles Bowman
Name: Charles Bowman
Title: President and Chief Executive Officer
Subsidiary Guarantor:	HEXO OPERATIONS INC.

Date: October 31, 2022	/s/ Joelle Maurais
Name: Joelle Maurais
Title: President and Secretary

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Annual Information Form for the year ended July 31, 2022

99.2	Audited Consolidated Financial Statements for the year ended July 31, 2022 together with the report of the independent auditors thereon

99.3	Management's Discussion and Analysis for the year ended July 31, 2022

99.4	Certificate of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PwC LLP

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)